KRAMER  LEVIN  NAFTALIS &  FRANKEL  LLP

                    April 19, 2006

Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attn: Celeste M. Murphy, Esq., Special Counsel

Re:   infoUSA Inc.
     Preliminary Proxy Statement filed by Dolphin Limited Partnership I, L.P.
     and Dolphin Financial Partners, L.L.C.
     File No. 000-19598

Dear Ms. Murphy:

On behalf of our clients, Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., we provide Dolphin’s responses to the comments of the staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letter to the undersigned, dated April 17, 2006, with respect to Dolphin’s soliciting material under Rule 14a-12 of the Securities Exchange Act of 1934, as amended, filed with the SEC on March 29, 2006 in connection with the 2006 annual meeting of shareholders of infoUSA Inc.

This letter sets forth Dolphin’s responses to the staff’s comments. For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Please note that Dolphin is filing via EDGAR its revised preliminary proxy statement with respect to its solicitation of proxies. Many of the staff’s comments are addressed in the revised preliminary proxy statement, as noted below. Page numbers refer to the revised preliminary proxy material that is being filed today by Dolphin with the Commission.

Schedule 14A

1.
We note your statement in the first bullet point on page 3 that the nominees “have no ties with Dolphin or its principals.” It appears that you have a prior relationship with nominee Mr. Malcolm Mr. Aslin that is not disclosed. We understand that Dolphin was the beneficial owner of more than 5% of the common stock of Gold

KRAMER  LEVIN  NAFTALIS &  FRANKEL  LLP
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

Banc Corporation, Inc., of which Mr. Aslin was CEO and a director. Please disclose this prior relationship and amend your disclosure regarding “ties” accordingly. Further, please tell us of any other relationship, current or prior Dolphin or its principals has had with any of the nominees. We believe that this disclosure is particularly important given the emphasis Dolphin has placed on questioning the company’s directors and nominees on the basis of historic relationships. You should disclose your relationships with your own nominees to enable stockholders to fairly evaluate all nominees.

Dolphin has added disclosure to indicate that Dolphin was a 5% shareholder of Gold Banc Corporation, Inc., in which Mr. Malcolm M. Aslin was the CEO and a director. See page 3. We note that this disclosure was made in the press release that Dolphin issued on March 29, 2006 in which it announced the candidacy of Mr. Aslin. It was inadvertently omitted from the original preliminary proxy materials. Dolphin respectfully submits, however, that its investment in Gold Banc is not a tie to or a relationship with Mr. Aslin. Dolphin had never met Mr. Aslin before making its investment in Gold Banc, nor did Dolphin have any relationship with Gold Banc other than as an investor. Dolphin asked Mr. Aslin to join its slate of nominees because, as an investor in Gold Banc, Dolphin was impressed with Mr. Aslin’s integrity and management abilities. Dolphin believes that this is the kind of director it would like to have representing unaffiliated shareholder interests in infoUSA.

Dolphin has no relationship of any sort with either of the two other nominees, Mr. Karl L. Meyer and Mr. Robert A. Trevisani, and was not acquainted with either of them prior to making preparations to commence this proxy contest.

2.
We note your statement on page 3 referencing the nominees’ platform. On page 4, you set forth a detailed platform you say that your nominees will promote and continue to characterize this platform as the nominees’ platform. You state, as discussed below, that neither you nor your principals have ties with the nominees. Your disclosure, however, includes no explanation of how the nominees developed this platform or what communications took place between you and your nominees to determine that your nominees subscribe to this platform. Please provide the basis for your description of this platform as that of the nominees.

Dolphin respectfully submits that each of the nominees has adopted the platform contained in the proxy statement. Dolphin has discussed the platform contained in the proxy statement with each of the nominees, and the nominees agreed to join Dolphin’s slate to serve the interests of the unaffiliated shareholders on this basis. In this regard, we note that each of the nominees has reviewed and approved successive drafts of the proxy statement, including the platform.

KRAMER LEVIN NAFTALIS & FRANKEL llp
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

3.
Explain the meaning of your use of “independent” at your first use of the term. Throughout your proxy statement, you refer to your nominees as “independent” and directly and indirectly challenge the independence of the company’s directors. However, you do not define the term independence, as you use it or otherwise explain it. In contrast, the company specifies in its own proxy statement that “independence” is based on the rules of the Nasdaq Stock Market. You should disclose the standards you use to measure “independence” and explain any differences between such standards and those established in the Nasdaq rules. Alternatively, references to “independent” directors should be applied consistently with respect to Dolphin’s nominees and the company’s directors, or should be deleted, so as not to mislead security holders.

In response to the staff’s comment, Dolphin has revised the proxy statement to present its definition of “independent,” which Dolphin believes goes well beyond the Nasdaq independence rules. See page 3.

4.
As we noted in our prior comment letter to you, each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please address the following points, which are not self-evident, by providing the basis for your statement, assertion of opinion or belief, or remove the language accordingly:

Dolphin is furnishing to the staff on a supplemental basis support for each factual assertion contained in the proxy statement, whether in the quoted letters to the board, the quoted press releases or otherwise. After reviewing this material, we are hopeful that the staff will appreciate that Dolphin has not made any statement of fact without clear backup. As discussed with the staff, Dolphin is also identifying in footnotes in the body of the proxy statement the sources for its factual statements and the factual bases for its beliefs contained in the letters and press releases reproduced in the proxy statement.

With respect to each of the points specifically identified by the staff in this comment, we advise the staff as follows:

•
The first sentence in the second paragraph on page 7, referring to a letter from Mr. Gupta to the company, concludes with the following statement: “...seemingly even if that offer would provide greater value to shareholders.”

KRAMER  LEVIN  NAFTALIS &  FRANKEL  LLP
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

•	This is not a statement of fact, but rather an unsubstantiated characterization of Mr. Gupta’s letter. The quoted language should be deleted;

In his letter to the board, contained in an exhibit to the Company’s Form 8-K filed on June 27, 2005, Mr. Vinod Gupta said:

“As the Board considers its response to this proposal, it should be aware that I do not desire to dispose of any of my shares of infoUSA common stock, nor do I intend to vote in favor of any transaction involving a change in control of the Company other than the proposed transaction.”

Dolphin respectfully submits that shareholders are entitled to believe that Mr. Vinod Gupta meant what he said. His words are that he does not intend “to vote in favor of ANY transaction” other than his own. Any interpretation of these words other than the one presented by Dolphin in its August 31st letter would be either nonsensical or superfluous. Mr. Vinod Gupta could hardly have meant to exclude transactions offering less value, and it goes without saying that he would not vote for a competing transaction that offered the same value to shareholders as his own.

•
In the third sentence of that same paragraph, you refer to a standstill letter dated July 18, 2005, “...whose enforceability was untested.” The letter referenced appears to be a written agreement negotiated between Mr. Gupta and the company’s special committee of directors, with the assistance of counsel. The agreement was included as Exhibit 10.1 to Form 8-K, filed by the Company on July 18, 2005. Please amend the quoted language to add an explanation as to why it is necessary to test the enforceability of a written contract, or delete it;

The phrase “whose enforceability was untested” should qualify the September 12, 2005 letter and not the July 18, 2005 agreement. Dolphin apologizes for the misplacement and has corrected it in the revised materials. Unlike the July 18th agreement, which as the staff notes is a formal contract executed by both parties, in which Mr. Vinod Gupta is receiving consideration for his commitments, the September 12, 2005 letter is a unilateral document, executed only by Mr. Vinod Gupta, and not the Company, and seemingly does not provide for any consideration. The Company’s Form 8-K of September 14, 2005 describes Mr. Vinod Gupta’s letter with the words “Vinod Gupta, infoUSA Inc.’s Chairman and CEO, informed the Board of Directors of infoUSA . . .”, which seems far

KRAMER LEVIN NAFTALIS & FRANKEL llp
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

removed from a contractual commitment. For these reasons, Dolphin believes that the enforceability of this letter is indeed untested.

•
Similarly, the inclusion of quotation marks around the word “renewed” in the third paragraph is apparently intended to imply that the renewal was somehow illegitimate or ineffective. The quotation marks should be removed or the basis for such quotation marks explained;

Because Dolphin believes that the enforceability of the September 12th letter is indeed untested, as noted above, Dolphin placed quotation marks around the word “renewed,” to distinguish the letter from the July 18th contract.

•
In the last paragraph on page 8, you refer to members of the company’s senior management who have either resigned their positions or been “reassigned.” It appears that some of the “reassignments” you refer to were in fact promotions of such individuals or resulted from organization changes in the company. Your broad statement is unsubstantiated and creates the impression that such reassignments were demotions. Please amend this disclosure to provide the details of promotions or organizational reassignments. Consider providing objective specificity such as titles of the individuals you reference;

Dolphin respectfully refers the staff to Annex I to this letter, in which Dolphin enumerates the resignation or reassignment of 15 members of senior management in the past 10 years, as noted in the proxy statement. The reassignment refers to Mr. Raj Das. In its Form 8-K of February 7, 2006, the Company describes the change in Mr. Das’ responsibilities as follows: “Raj Das, the Chief Financial Officer of the Company, has stepped down from his post effective immediately. Mr. Das will continue with the Company in a strategic planning role.” Dolphin respectfully submits that it is facially evident that this change is not a promotion.

•
Please delete the sentence on page 17, which includes part of the letter inclusion referenced above, where you state that “all of IUSA’s primary locations are within driving distance to its headquarters.” In fact, it appears that the company, which is based in Omaha, Nebraska, has significant operations in California, Florida, Illinois, Iowa, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Oregon and Wisconsin. It does not appear that you can substantiate this statement.

KRAMER  LEVIN  NAFTALIS &  FRANKEL  LLP
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

Dolphin’s statement regarding the Company’s primary locations is based on the Company’s own disclosure in its Form 10-K. In its 2005 Form 10-K, the Company recites:

Our headquarters are located in a 155,000 square foot facility in Omaha, Nebraska, where we perform sales and administrative activities. Administration and management personnel are also located in a 24,000 square foot facility in Omaha, Nebraska, which is adjacent to our headquarters. We have three locations in Carter Lake, Iowa. Our order fulfillment and printing operations are located within our 30,000 square foot building, shipping is conducted at our new 17,500 square foot warehouse, and data center operations are split between our 30,000 square foot facility and our adjacent 32,000 square foot building to the East; all of which are located 15 miles from our headquarters. Data compilation, telephone verification, data and product development, and information technology services are conducted at our 130,000 square foot Papillion, Nebraska facility which is located about 5 miles from our headquarters. Donnelley Marketing catalog sales operations are performed in a 30,000 square foot location in Marshfield, Wisconsin.

There is no mention here of facilities in California, Florida, Massachusetts, Michigan, New Hampshire, New Jersey or Oregon, presumably because they are not primary locations of the Company’s business activities. Dolphin assumes that these locations are among those referred to in the 10-K statements:

We lease sales office space at approximately 60 different locations in the United States, Canada and the United Kingdom; the aggregate rental obligations of which are not significant. (emphasis supplied)

The three Iowa facilities, which are mentioned, are indeed within easy driving of the Company’s headquarters. Only the Marshfield, Wisconsin location, which is just one of seven locations individually identified in the Form 10-K, is not within easy driving distance of the others. We believe that Dolphin’s point is well supported notwithstanding the aberration of the Marshfield facility, since we are not sure that Marshfield should be categorized as a primary facility. However, in response to the staff’s comment, Dolphin has clarified this point in a footnote to the proxy materials. See page 15.

KRAMER LEVIN NAFTALIS & FRANKEL llp
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

•
On page 19, as part of the same letter, you quote an unnamed investor who purportedly characterized certain market information as the “Gupta Discount.” You should identify the investor so that security holders can evaluate the credibility of this statement. Alternatively, the statement should be deleted.

The Gupta Discount characterization was expressed to Dolphin by another shareholder, but Dolphin does not now recall the identity of this shareholder. In response to the comment of the staff, Dolphin has added a footnote to the proxy material, in which it states that it is now unable to identify the shareholder but that it adopts this view as its own belief.

•
Please amend your disclosure regarding the December 22, 2005 order from the Delaware Court of Chancery with respect to the production of books and records and the related confidentiality agreement to provide balance, including what was offered by the company, what additional relief you sought from the court, and the ultimate result by court order. It appears that the court order was consistent with the position taken by the company in the preceding negotiations. We understand that you asked for records for the past 10 years, but the company proposed to provide records for five years, in view of the short time that you had been a security holder of the company. The court ruled that the company should provide records for a five-year period. Also, the form of confidentiality agreement that was directed by the court appears to be substantially in the form that the company previously had been willing to enter into following negotiations with Dolphin. It appears that you sought additional provisions in the confidentiality agreement that the company refused to agree to, and which the court did not order to be included. In this respect, your description of the court’s action may be misleading, in that it portrays the company as being unwilling to provide records or enter into an acceptable confidentiality agreement until ordered to do so by the court.

We bring several points here to the staff’s attention.

(i)	Dolphin explicitly discloses that its request was for 10 years of records. See the chronology entry for September 19, 2005.

(ii)
Dolphin filed its books and records action on October 24, 2005, some five weeks after it made its initial request, because despite the statutory requirement that the Company respond within five business days, in over five weeks Dolphin had received no more than a hundred pages or so of minutes. See my letter to counsel for infoUSA dated October 7, 2005, a copy of which is being furnished to the staff on a supplemental basis as Annex II, in which I review the tortuous chronology of Dolphin’s attempt to receive books and records. Within two weeks of the court’s decision, in contrast, Dolphin received over 14,000 pages of documents.

KRAMER  LEVIN  NAFTALIS &  FRANKEL  LLP
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

(iii)
The Company initially agreed to provide only three years of documents. A copy of a letter from the Company’s counsel, dated November 23, 2005, to Dolphin’s counsel offering the three year period of inspection is being furnished to the staff, as Annex III, on a supplemental basis. It was only on December 6, 2005, nearly a month and a half after Dolphin filed its action that the Company first offered to compromise at five years.

(iv)
The confidentiality agreement ultimately signed by the parties was the subject of negotiation through the period in which the court issued its decision on the Dolphin motion. Dolphin had argued for the right to furnish confidential documents to regulatory authorities, as well as to other shareholders owning 2% or more of the outstanding shares. The Company resisted both these demands, which Dolphin viewed as important. The parties ultimately compromised on allowing Dolphin to share materials with other 2% plus shareholders but not governmental authorities. Accordingly, any inference that the confidentiality agreement that the parties executed was in the same form as the Company had been willing to enter into weeks earlier is simply incorrect. The staff is referred to the chronology entry for September 23, 2005, which specifically refers to the protracted negotiations over the confidentiality agreement.

Dolphin therefore submits that its disclosure accurately reflects the circumstances leading up to the court’s order. However, in response to the comments of the staff, Dolphin has added certain additional disclosures. See page 21.

Finally, Dolphin notes the staff’s comment with respect to time periods. Dolphin is aware of the following time period that it refers to in its materials:

Dolphin remarks in its materials (see pages 6, 7 and 28 ) over the frequent changes in the board and management over the last 10 years. Dolphin selected

KRAMER LEVIN NAFTALIS & FRANKEL llp
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

the 10 year period because it was in 1997 that the Company began reporting substantially sized related party transactions involving Mr. Vinod Gupta. In that year, the Company reported payments to Mr. Vinod Gupta’s company Annapurna Corporation of $364,000, substantially in excess of the $48,000 paid in 1996 and the $195,000 paid in 1995. Dolphin believes, moreover, that a decade is a fair period over which to identify a pattern of activity in a company that has been public for less than fifteen years and, importantly, where that pattern continues into the present.

Dolphin notes (pages 7 and 29 ) that only now are EBITDA levels recovering to where they were in 2001. Since the Company is touting its share performance over this very period (neglecting, of course, to mention that its stock price plummeted to an all-time low at the beginning of 2001), Dolphin believes that this is a fair period over which to assess EBITDA performance.

Dolphin aggregated payments to Annapurna in the six years from 1998 to 2004 (page 15) because in its view the numbers during this period are staggering. The payments appear to have tailed off in 2005 after the chairman of the audit committee issued his report on personal benefits to Mr. Vinod Gupta being improperly borne by the Company. 1998 was the first year in which the payments to Mr. Vinod Gupta and his affiliates surpassed the one million dollar mark. Dolphin does not believe there is anything skewed about this period. This is simply the timeframe in which Dolphin believes the greatest abuses occurred.

Background of the Proxy Solicitation, page 13

5.
Twelve pages of your proxy materials consist of the text of letters previously written by Dolphin to the board of directors of the company and a press release recently issued by Dolphin. These materials are presented as part of the purportedly factual “background” for Dolphin’s solicitation. While some part of these materials may be referenced and described as part of the factual background of the proxy solicitation, it appears that the inclusion of these materials in their entirety is not appropriate because the majority of the text of these letters and one press release allege or insinuate inappropriate action by the company’s officers or directors. As you are aware, from this and our prior comment letter to you, you must ensure that any allegation is substantiated. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. The bases for the opinions you set forth in these

KRAMER  LEVIN  NAFTALIS & FRANKEL  LLP
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

letters and the press release are not self-evident and are not disclosed. Accordingly, and with a view toward additional disclosure, for each claim you are making in this document, please recharacterize each claim as a belief and provide the staff with annotated materials adequately supporting each such belief: We will provide no examples, as your document is comprised almost entirely of statements requiring support.

As noted above, Dolphin is providing the staff on a supplemental basis with documentary support for each and every factual assertion appearing in the letters and press releases quoted in the Background section. As discussed with the staff, Dolphin is also identifying in footnotes in the body of the proxy statement the sources for its factual statements and the factual bases for its beliefs contained in the letters and press releases reproduced in the proxy statement.

Amendment of Bylaws, page 33

6.
Please amend your discussion of the legal advice received from counsel to provide balance with respect to the validity of the bylaw proposal. In addition, please indicate whether you have sought and received a written opinion with respect to the validity of the proposed bylaw. At page 34 you state that you have been “informed” by Delaware counsel that your proposed bylaw amendment is consistent with Delaware law, which appears then to be the standard for determining whether the proposed bylaw amendment, if adopted, would be valid. Please amend your disclosure to provide a description of the additional requirement that the permissible scope of a bylaw of a Delaware corporation is governed by Section 109 of the Delaware General Corporation Law which provides that bylaws may only contain provisions that are not inconsistent with law “or with the Certificate of Incorporation.”

Dolphin has modified its disclosure in response to this comment.

In particular, Dolphin has stated in the revised materials that it has not requested a written opinion of counsel. We are aware that the Company purports to have received a written opinion of its counsel. However, the Company does not disclose whether this opinion is “flat,” or whether it is a “reasoned” opinion with caveats and qualifications. Since the opinion has not been filed publicly, shareholders are left to guess at the strength of the opinion. Dolphin respectfully submits that the Company should either be required to file the opinion, so that it is available for public inspection, or that the Company be required

KRAMER LEVIN NAFTALIS & FRANKEL llp
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporate Finance
April 19, 2006

otherwise to disclose what qualifications, if any, are embodied in the opinion said to have been delivered by its counsel.

7.
Further, you should amend your characterizations of the bylaw on page 34 to identify the statements as your own or as those of your Delaware counsel. For example, you state that your bylaw amendment would establish a qualification for directors as opposed to impermissibly limiting the scope of the authority provided to the board in the company’s certificate of incorporation; however you do not disclose whether these statements represent the opinion or advice of your Delaware legal counsel.

Dolphin has modified its disclosure in response to this comment.

8.
We cannot locate your table disclosing the beneficial ownership of the company’s common stock by your nominees as required by Schedule 14A, Item 6(d) and Item 403(b) of Regulation S-K. The persons on whose behalf the solicitation is being made should provide “in substantially the tabular form indicated” information about the beneficial ownership of the registrant’s stock by certain persons, including nominees for director. Please advise.

Dolphin omitted this table because, as stated in the proxy materials (page 35), Dolphin’s nominees do not own beneficially any shares of the Company’s stock. In response to the comment of the staff, however, Dolphin will include the requested table.

* * * * *
As the staff is aware, the Company has already filed its definitive proxy materials and additional proxy materials. So that Dolphin will not be at a time disadvantage in this contest, we would very much appreciate the staff’s prompt attention to Dolphin’s revised proxy materials and the responses to the staff’s concerns.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (212) 715-9280.

        Best regards,

        /s/ Abbe L. Dienstag
        Abbe L. Dienstag

cc: Mr. Donald T. Netter

ANNEX I

15 IUSA Executives Who “Resigned” or were “Reassigned” w/in Last 10 Yrs

Raj Das
•	CFO, Sept 03-Feb 06
•	“Raj Das, the Chief Financial Officer of the Company, has stepped down. from his post effective immediately. Mr. Das will continue with the Company in a strategic planning role.” (IUSA 8-K 2/7/06)

Scott Dalmke
•	CEO, Oct 97-Aug 98
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14/99)

Jon Wellman
•	President and Chief Operating Officer, Jan 1999-
•	CFO, Jan 95-Jan 97
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14/99)

Steve Purcell
•	CFO, April 97-
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14/99)

Rick Puckett
•	Controller, Oct 97-
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14/99)

Gregory Back
•	Executive VP of Corp. Planning & Business Development, Oct. 97-
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14199)

Kevin Hall
•	Senior VP of Special Projects, Oct. 97-
•	“ceased [his] employment with the Company...between July and September 1998” (IUSA 10-Q 5/14/99)

Stormy Dean
•	CFO, 2000-2003
•	“resigned effective October 21, 2003” (IUSA 8-K 8/21/03)
•

Michael J. Morreale
•	Executive V.P., Chief Operating Officer, Donnelley Marketing, July 99-Jan 03
•	“Mr. Morreale resigned in January 2003” (IUSA DEF14A 3/20/03)

William Kerrey
•	President of Database Licensing, 1999-June 02
•	“Mr. Kerrey resigned in June 2002” (IUSA DEF14A 3/20/03)

Susan Henricks
•	President of Donnelley Marketing, Aug 99-Sept 2000
•	“infoUSA...today announced the resignation of Susan Henricks, President of its Donnelley Marketing Division” (IUSA press release dated 9/13/00)

Ray Butkus
•	President of Donnelley Marketing, Dec. 02-Sept 05
•	“infoUSA...announced today that Ray Butkus, the President of its Donnelley Marketing unit, is resigning from his post for personal reasons” (IUSA press release dated 8/8/05)

William Chasse
•	Pres. & CEO, infousa.com April 99-Jan 01
•	“...Mr. Chasse’s agreement to cancel his shares of stock in infoUSA.com in connection with his resignation in January 2001” (IUSA DEF 14A 4/20/01)

Michael Shultz
•	Corporate Controller, April 04-March 05
•	No reason or explanation provided by IUSA

Al Ambrosiao
•	President of Donnelley Marketing, 2000-Mar 03
•
Replaced by Ray Butkus, transferred to “head of Strategic Planning and Business Development for both the Large Business and E-Mail Marketing Divisions following a three month sabbatical” (IUSA press release dated 1213/02)

ANNEX II

                                                                            ABBE L. DIENSTAG
                                                                            PARTNER
                                                                            PHONE 212-715-9280
                                                                             FAX 212-715-8280
                                                                            ADIENSTAG@KRAMERLEVIN.com

October 7, 2005

Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi LLP
2800 LaSalle Avenue
Minneapolis, MN 55402-2015

Re:   infoUSA
        Demand for Books and Records by Dolphin Limited Partnership I, L.P.

Dear Eric:

I had hoped to speak with you this evening, as we had agreed yesterday. I called several times around the appointed hour, however, but was unable to reach you.

As you are aware, on September 19, 2005, our client, Dolphin Limited Partnership I, L.P., sent a demand under Section 220 of the Delaware General Corporation Law to your client, infoUSA, Inc., for the inspection of certain books and records. It is now over two and one-half weeks since our client’s demand was first presented to the Company, yet we find ourselves no closer now than when we first made our demand to obtaining the requested information. Moreover, we have not even been given a timeframe during which the bulk of the information will be forthcoming. This is an intolerable situation, and one that cannot be allowed to continue.

The requested books and records pertain to serious and weighty matters involving the Company’s relationship with its most senior management, including possible abuses by management of that relationship. Specifically, Dolphin’s seeks to investigate―

•
transactions between the Company, on the one hand, and CEO Vinod Gupta and his family, on the other, an inquiry engendered in part by the Company’s public disclosures of interests in jet planes, a boat and stadium sky box passing between the Company and Mr. Gupta’s affiliates. As the SEC, its commissioners and staff have emphasized, disguised, unreported compensation, through perquisites, insider transactions and other means, is a matter of serious concern to shareholders and the agency;

•
the function of the special committee formed to evaluate Mr. Gupta’s failed bid for the Company. We have been extremely concerned with the roughshod manner in which the work of the committee was shut down, just as it was about to explore strategic alternatives to Mr. Gupta’s bid. To even the most casual observer, this raises a suggestion of improper and partisan influence. As a shareholder, we need to know whether the board was pursuing the interests of the Company’s public shareholders or whether it was aligned here with the interests of Mr. Gupta and his family;

•	the adoption by the board of a rights plan that exempts share accumulations by Mr. Gupta and his affiliates, contrary to generally accepted practice;

•	transactions between the Company and various Everest entities controlled by Mr. Gupta;

•
information concerning the Company’s relationship with Stephens, Inc., which provides buy-side analysis of the Company, discloses that it performs financial advisory services to the Company and yet was co-opted by Mr. Gupta to be his financial advisor in respect of his failed bid for the Company;

•	payments made by the Company to entities controlled by other senior management personnel of the Company, as disclosed in the Company’s public filings; and

•	shareholder information for purposes of communicating with other investors on these matters.

Let me now review some chronology.

1.	Dolphin first sent its books and records request to the Company, by fax and courier, on September 19, 2005.

2.
The broker certification regarding Dolphin’s street position, though referred to in the letter, was inadvertently omitted and was furnished separately, after this omission was brought to our attention, on September 22, 2005.

3.	By letter posted with a courier on September 23, 2005―which I only received on September 26―you presented Dolphin with a form of confidentiality agreement.

4.	On September 27, we e-mailed you our comments on the draft, with an additional rider provided to you on September 28.

5.	You responded with a revised draft on September 30, and we provided you with our comments to your revisions on October 2.

While a small number of open issues on the confidentiality agreement have been under discussion this week, the main thrust of our concerns has been the timing and completeness of the Company’s intended response. Specifically, we have repeatedly asked you to provide us with a timetable for production, and the identification of any items included in our request that the Company does not intend to produce. In response to your concerns that documentation regarding the Company’s use of assets owned by Mr. Gupta would be voluminous and therefore difficult to assemble in short order, we suggested that the Company furnish these materials at the end of the production. Other items, you conceded, would not be so extensive as to delay production.

To my surprise, you informed me (and earlier in the week my colleague Peter Smith) that the Company had not even begun to assemble any of the materials responsive to our request, except for minutes that were being prepared for production in response to the independent books and records demand of another shareholder. When pressed for a timetable, all you could offer was that the minutes and shareholder information would be furnished some time next week―a full three weeks after these materials were requested. You were unwilling to make any commitments as to when the other materials would be forthcoming. You also declined to confirm that financial materials prepared for the special committee would be provided to us under terms of confidentiality, despite numerous requests that you do so.

Since you have informed me that you are dealing directly with Mr. Gupta on these matters, we can only assume that the evasion of our demands comes with Mr. Gupta's knowing complicity.

As I have repeatedly told you, the confidentiality agreement is not and should not be the gating item in your client’s production. The remaining issues with the agreement would have long ago been resolved had we known that upon such resolution we would be obtaining the materials to which our client is entitled under DGCL 220. For a week now, you and your client have declined to commit that this would indeed be the case.

The situation as it stands is simply unacceptable. On behalf of our client, we require the Company’s commitment to fully comply with our books and records request, and that it do so on an identified and timely basis. We also require that the Company's production be accompanied by appropriate assurances that the production is complete and fully responsive to our client's requests. Should the procrastination on the part of the Company continue, our client will have no choice but to pursue appropriate remedies.

Please advise us by the close of business on Monday, October 10, whether and when you will be complying with Dolphin’s request and your timetable for doing so.

This letter is without prejudice to any of Dolphin’s rights and remedies under applicable law.

Sincerely,

Abbe L. Dienstag

Enclosure

cc: Dolphin Limited Partnership I, L.P.

Annex III

Potter Anderson & Corroon LLP
1313 North Market Street P.O. Box 951 Wilmington, DE 19899-0951 302 984 6000 www.potteranderson.com	Arthur L. Dent Partner Attorney at Law 302 984-6034 302 658-1192 FAX adent@pacdelaware.com

November 23, 2005

BY HAND

Richard L. Renck, Esquire
Ashby & Geddes
222 Delaware Avenue -- l7th Floor
Wilmington, Delaware 19899-1150

Re: Dolphin Limited Partnership I, L.P. v. infoUSA, Inc.

Dear Richard:

Pursuant to my conversation with Lee Trainer of yesterday morning, I write to confirm the terms of the proposal pursuant to which infoUSA, Inc. (“infoUSA”) will make available for inspection certain materials identified in the demand for inspection dated September 19, 2005 (the “Demand”) received from Dolphin Limited Partnership I, L.P. (“Dolphin”).

Beginning December 2, 2005, infoUSA will make available for inspection, at the office of its counsel, Robins, Kaplan, Miller & Ciresi L.L.P., in Minneapolis, Minnesota, documents responsive to the Demand on the following terms and conditions:

1. infoUSA will make available for inspection responsive documents dating back three years from the date of the Demand. All documents responsive to the Demand that were created or generated during such three-year period and are within the possession or control of infoUSA shall be made available, except that infoUSA will not provide for inspection documents relating to the Special Committee’s consideration of Vinod Gupta’s July 2005 bid for the Company.

2. The inspection shall be conditioned upon the entry of a mutually acceptable Confidentiality and Non-Disclosure Agreement. As I explained to Lee, infoUSA will require that such Agreement preclude Dolphin from (i) sharing confidential materials with any third parties, including other stockholders of infoUSA; and (ii) voluntarily providing confidential materials to any governmental agencies or authorities, including the Securities and Exchange Commission, without obtaining prior leave from the Delaware Court of Chancery. Additionally, infoUSA will require that the Agreement provide a date certain by which any and all copies of documents containing confidential information shall be either destroyed or returned to infoUSA. To that end, I enclose for your review a revised proposed Confidentiality and Non-Disclosure Agreement that incorporates much of the language from the drafts previously circulated among counsel as well as provisions addressing the above proposals.

3. Upon reaching an agreement concerning the terms of a Confidentiality and Non-Disclosure Agreement, the parties shall jointly request of the Court that the hearing currently scheduled for December 8, 2005 be removed from the Court’s calendar.

Please feel free to contact Kirsten Lynch or me should you wish to discuss any of the foregoing.

Very truly yours,

Arthur L. Dent
ALD/pf/708549
Enclosure
cc: Kirsten A. Lynch, Esquire